UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 1)*

                          GBC BANCORP
                       ----------------
                       (Name of Issuer)

                  COMMON STOCK, NO PAR VALUE
                 ------------------------------
                (Title of Class of Securities)

                           361475106
                       -----------------
                        (CUSIP Number)

    Mr. Li-Pei Wu                      Tel. No. (213) 972-4118
    c/o General Bank
    800 West Sixth Street, Los Angeles, CA 90017
--------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
--------------------------------------------------------------

                         July 25, 1997

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         SCHEDULE 13D

 CUSIP NO. 361475106

1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
                   Li-Pei Wu
                   SS No. ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[ ]
                                                         (b)[ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
                   PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States

          NUMBER           7   SOLE VOTING POWER
            OF                 337,073
          SHARES           ------------------------------
       BENEFICIALLY        8   SHARED VOTING POWER
         OWNED BY              9,075
         REPORTING         ------------------------------
          PERSON           9   SOLE DISPOSITIVE POWER
           WITH                337,073
                           ------------------------------
                           10  SHARED DISPOSITIVE POWER
                               9,075

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                    346,148

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                    [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.8%

14    TYPE OF REPORTING PERSON*
                    IN

             *SEE INSTRUCTIONS BEFORE FILLING OUT!
 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
                         ATTESTATION.





                         Schedule 13D
           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)

                          GBC Bancorp
                      ------------------
                       (Name of Issuer)

                  Common Stock, No Par Value
                ------------------------------
                (Title of Class of Securities)

                          351475106
                        --------------
                        (Cusip Number)

The Schedule 13D dated May 6, 1996 previously filed by Li-Pei
Wu is hereby amended as set forth below:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to delete the last two sentences of the text thereof and to insert the following two new paragraphs at the end of the item:

"On May 30, 1997 the reporting person sold 67,000 shares of the issuer. This item is inapplicable relating to such a sales transaction.

"On July 25, 1997 the reporting person exercised options to acquire 69,000 shares of the issuer at the per share exercise price of $13.18, for an aggregate option exercise price of $909,420.00, and simultaneously selling such 69,000 shares at the per share selling price of $43.125, for an aggregate selling price of $2,975,625.00."

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 is hereby amended to insert the following two paragraphs at the end of the item:

"This item is inapplicable to the reporting person's May 30, 1997 sale of shares of the issuer.

"The reporting person's purpose relating to the July 25, 1997 exercise of options and sale of related shares was to obtain funds for personal reasons."

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Subclause (a) (i) of Item 5 is hereby amended by deleting such subclause (a) (i) in its entirety and inserting in its stead the following:

"(I) Aggregate number beneficially owned: 346,148 shares, including 327,000 shares subject to options presently exercisable or which will become exercisable within 60 days."

Subclause (a) (ii) of Item 5 is hereby amended by deleting such subclause (a) (ii) in its entirety and inserting in its stead the following:

"(ii)     Percentage of class beneficially owned:  4.8%."

Subclause (b) (i) of Item 5 is hereby amended by deleting such subclause (b) (i) in its entirety and inserting in its stead the following:

"(i) Sole power to vote or to direct the vote:    337,073."

Subclause (b) (iii) of Item 5 is hereby amended by deleting such subclause (b) (iii) in its entirety and inserting in its stead the following:

"(iii)    Sole power to dispose or to direct the disposition
of:  337,037."

Clause (c) of Item 5 is hereby amended to insert the following three new paragraphs at the end of the item:

"On January 1, 1997, options held by the reporting person to acquire 66,000 shares of the issuer became exercisable, at the exercise price of $13.18 per share. These options were granted under the GBC Bancorp Amended and Restated 1988 Stock Option Plan, and are part of the stock options granted to the reporting person by the issuer on December 19, 1991 pursuant to the Restated Employment Agreement entered into on such date between the reporting person and the issuer.

"On May 30, 1997 the reporting person sold 67,000 shares of the issuer at the per share price of $35.75 in ordinary broker's transaction.

"On July 25, 1997 the reporting person exercised options to acquire 69,000 shares of the issuer at the per share exercise price of $13.18. for an aggregate option exercise price of $909,429.00 and simultaneously selling such 69,000 shares at the per share price of $43.125 in ordinary broker's transactions, for an aggregate selling price of $2,975,625.00."

Except as amended as hereinabove set forth, there is no further amendment or modification to the Schedule 13D reviously filed by the reporting person, dated May 6, 1996.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 1997                                 LI-PEI WU
---------------                                 ----------
Date                                            Signature



Li-Pei Wu
----------------
Name/Title